SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29968; File No. 812-13787]

Medley Capital Corporation, <u>et al.</u>; Notice of Application

February 27, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 57(a)(4) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions

otherwise prohibited by section 57(a)(4) of the Act.

Summary of Application: Applicants request an order to permit a business development company

("BDC") to co-invest with certain affiliated investment funds in portfolio companies.

Applicants: Medley Capital Corporation (the "Company"); Medley LLC; MCC Advisors LLC (the

"Adviser"); Medley Capital LLC and MOF II Management LLC (collectively, the "Affiliated

Investment Advisers," and together with any future investment advisers controlling, controlled by,

or under common control with the Adviser or the Affiliated Investment Advisers that manage

Future Affiliated Funds (as defined below), "Medley Management"); Medley Opportunity Fund LP,

Medley Opportunity Fund Ltd., Medley Opportunity Fund II LP, and Medley Opportunity Fund II

(Cayman) LP (collectively, the "Existing Affiliated Funds"); and Medley GP LLC, MOF II GP

LLC, and MOF II GP (Cayman) Ltd. (collectively, the "Affiliated General Partners").

Filing Dates: The application was filed on June 23, 2010, and amended on November 5, 2010, July

8, 2011, December 7, 2011, February 13, 2012, and February 24, 2012.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on March 23, 2012, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers,

a certificate of service. Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC

20549-1090. Applicants: c/o Brooke Taube, Medley Capital Corporation, 375 Park Avenue, Suite

3304, New York, NY 10152.

For Further Information Contact: David P. Bartels, Branch Chief, at (202) 551-6821 (Office of

Investment Company Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or for

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1.   The Company is an externally managed, non-diversified, closed-end management

investment company that has elected to be regulated as a BDC under the Act.[1] The Company's

investment objective is to generate current income and capital appreciation by lending directly to

privately-held middle market companies. The Company's board of directors currently consists of

seven-members (the "Board"), four of whom are not "interested persons" of the Company within

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[1]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the
purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the
Act and makes available significant managerial assistance with respect to the issuers of such
securities.

the meaning of section 2(a)(19) of the Act (the "Independent Directors"). Each of Andrew Fentress,

Brooke Taube and Seth Taube (the "Principals") serves as a director on the Board.

2.   The Adviser is registered as an investment adviser under the Investment Advisers

Act of 1940 (the "Advisers Act") and serves as the investment adviser to the Company. The

Affiliated Investment Advisers are registered under the Advisers Act and currently serve as

investment advisers to the Existing Affiliated Funds. Medley LLC, which is controlled by the

Principals, serves as the direct or indirect holding company for the Adviser and the Affiliated

Investment Advisers. The Affiliated General Partners are the general partners of certain of the

Existing Affiliated Funds. The Affiliated General Partners are direct, wholly-owned subsidiaries of

Medley GP Holdings LLC, which is controlled by the Principals.

3.   Each of the Existing Affiliated Funds is a separate legal entity and is excluded from

the definition of "investment company" under section 3(c)(1) or 3(c)(7) of the Act. Any Future

Affiliated Fund (as defined below) will either be registered under the Act or excluded from the

definition of "investment company" under section 3(c)(1) or 3(c)(7) of the Act. Any Existing

Affiliated Fund or Future Affiliated Fund that co-invests with the Company will have substantially

the same investment objectives and strategies as the Company.

4.   Applicants request relief permitting the Company (or, as the case may be, another

business development company advised by the Adviser), on the one hand, and the Existing

Affiliated Funds and any future entities advised by the Adviser or Medley Management ("Future

Affiliated Funds," together with the Existing Affiliated Funds, the "Affiliated Funds"), on the other

hand, to participate in the same investment opportunities through a proposed co-investment program

(the "Co-Investment Program") where such participation would otherwise be prohibited under section 57 of the Act.[2] For purposes of the application, a "Co-Investment Transaction" means any

investment opportunity in which the Company could not participate together with one or more

Affiliated Funds without obtaining and relying on the Order and any transaction in which the

Company participated together with one or more Affiliated Funds in reliance on the Order.

Affiliated Funds that have the capacity to, and elect to, co-invest with the Company are referred to

as "Participating Funds."

5.　　　　Each Co-Investment Transaction would be allocated among the Company, on the

one hand, and the Participating Funds, on the other hand. In selecting investments for the

Company, the Adviser will consider the investment objective, investment policies, investment

position, capital available for investment, and other factors relevant to the Company. The Adviser

expects that any portfolio company that is an appropriate investment for the Company should also

be an appropriate investment for one or more Affiliated Funds, with certain exceptions based on

available capital or diversification. The Adviser will present each potential Co-Investment

Transaction and the proposed allocation to the directors eligible to vote under section 57(o) of the

Act (the "Eligible Directors"). The "required majority," as defined in section 57(o) of the Act

("Required Majority"), will approve each Co-Investment Transaction prior to any investment by the

Company.

6.　　　　Applicants state that none of the Principals will benefit directly or indirectly from

any Co-Investment Transaction (other than by virtue of the ownership of securities of the Company

and the Affiliated Investment Advisers) or participate individually in any Co-Investment

Transaction. In addition, no Independent Director will have any direct or indirect financial interest

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[2]　　　　All existing entities that currently intend to rely on the order have been named as applicants. Any
other existing or future entity that relies on the order in the future will comply with the terms and
conditions of the application.

in any Co-Investment Transaction or any interest in any portfolio company, other than through an

interest (if any) in the securities of the Company.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from

participating in joint transactions with the BDC in contravention of rules as prescribed by the

Commission. Under section 57(b)(2) of the Act, any person who is directly or indirectly

controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4).

Applicants submit that each of the Affiliated Funds could be deemed to be a person related to the

Company in a manner described by section 57(b) by virtue of being under common control with the

Company.

2.   Section 57(i) of the Act provides that, until the Commission prescribes rules under

section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered

closed-end investment companies will be deemed to apply to BDCs. Because the Commission has

not adopted any rules under section 57(a)(4), rule 17d-1 applies.

3.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a

registered investment company from participating in joint transactions with the company unless the

Commission has granted an order permitting such transactions. Rule 17d-1, as made applicable to

BDCs by section 57(i), prohibits any person who is related to a BDC in a manner described in

section 57(b), acting as principal, from participating in, or effecting any transaction in connection

with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a

participant, absent an order from the Commission. In passing upon applications under rule 17d-1,

the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

4. Applicants state that they expect that co-investment in portfolio companies by the Company and the Affiliated Funds will increase the number of favorable investment opportunities for the Company and that the Co-Investment Program will be implemented only if the Required Majority approves it.

5. Applicants submit that the Required Majority's approval of each Co-Investment Transaction before investment, and other protective conditions set forth in the application, will ensure that the Company will be treated fairly. Applicants state that the Company's participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

6. Under condition 14, if the Adviser, the Principals, any person controlling, controlled by, or under common control with the Adviser or the Principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25% of the outstanding voting securities of the Company ("Shares"), then the Holders will vote such Shares as directed by an independent third party when voting on matters specified in the condition. Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of the Adviser or the Principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. Applicants represent that the Independent Directors will evaluate and approve any such voting trust or proxy adviser, taking into accounts its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each time the Adviser or any member of Medley Management considers a potential Co-Investment Transaction for an Affiliated Fund that falls within the Company's then current investment objectives and strategies, it will make an independent determination of the appropriateness of the investment for the Company in light of the Company's then-current circumstances.

2.   (a)   If the Adviser deems the Company's participation in any Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b)   If the aggregate amount recommended by the Adviser to be invested by the Company in such Co-Investment Transaction, together with the amount proposed to be invested by the Participating Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the Company's capital available for investment in the asset class being allocated, on one hand, and the Participating Funds' capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each. The Adviser will provide the Eligible Directors with information concerning each party's available capital to assist the Eligible Directors with their review of the Company's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the

Adviser will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by each Participating Fund, to the Eligible Directors for their consideration. The Company will co-invest with a Participating Fund only if, prior to the Company's and the Participating Fund's participation in the Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its stockholders on the part of any person concerned;

(ii)   the transaction is consistent with

(A)   the interests of the stockholders of the Company; and

(B)   the Company's investment objectives and strategies (as described in the Company's registration statement on Form N-2 and other filings made with the Commission by the Company under the 1933 Act, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company's reports to stockholders);

(iii)   the investment by the Participating Funds would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any Participating Fund; provided, that if any Participating Fund, but not the Company, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A)   the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any;

(B)   the Adviser agrees to, and does, provide periodic reports to the Company's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Participating Fund or any affiliated person of a Participating Fund receives in connection with the right of the Participating Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among Participating Funds (who may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Company will not benefit The Adviser or the Affiliated Funds or any affiliated person of either of them (other than the other parties to the Co-Investment Transaction), except (a) to the extent provided by condition 13; (b) to the extent provided by Sections 17(e) or 57(k); (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   The Company has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4.   The Adviser will present to the Board, on a quarterly basis, a record of all investments made by the Affiliated Funds during the preceding quarter that fell within the Company's then-current investment objectives and strategies that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the

Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.	Except for follow-on investments made pursuant to condition 8 below, the Company will not invest in reliance on the Order in any portfolio company in which the Adviser, any Participating Fund, or any affiliated person of either of them is an existing investor.

6.	The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for the Company as for the Participating Funds. The grant to an Affiliated Fund, but not the Company, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.	If any of the Participating Funds elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired by the Company and such Participating Funds in a Co-Investment Transaction, the Adviser will:

(a)	Notify the Company of the proposed disposition at the earliest practical time; and

(b)	formulate a recommendation as to participation by the Company in any such disposition and provide a written recommendation to the Eligible Directors. The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Participating Funds. The Company will participate in such disposition to the extent that a Required Majority determines that it is in the

Company's best interests to do so. The Company and each of the Participating Funds will bear its own expenses in connection with any such disposition.

8.   If any Affiliated Fund desires to make a "follow-on investment" (i.e., an additional investment in the same entity) in a portfolio company whose securities were acquired by the Company and such Affiliated Fund in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of the issuer, the Adviser will:

(a)   notify the Company of the proposed transaction at the earliest practical time; and

(b)   formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Eligible Directors.

The Eligible Directors will make their own determination with respect to follow-on investments. To the extent that:

(i)   the amount of a follow-on investment is not based on the Company's and the Participating Funds' outstanding investments immediately preceding the follow-on investment; and

(ii)   the aggregate amount recommended by the Adviser to be invested by the Company in such Co-Investment Transaction, together with the amount proposed to be invested by the Participating Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the Company's capital available for investment in the asset class being allocated, on one hand, and the Participating Funds' capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each. The Company will participate in such investment to the extent that a Required Majority determines that it is in the Company's best interest. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the Application.

9.   The Independent Directors will be provided quarterly for review all information concerning Co-Investment Transactions during the preceding quarter, including investments made by any Affiliated Funds which the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate, comply with the conditions of the order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10.   The Company will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11.   No Independent Director will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of, any of the Affiliated Funds.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Adviser or the Affiliated Investment Advisers under their respective investment

advisory agreements with the Company and the Participating Funds, be shared by the Company and the Participating Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding brokers' fees contemplated by Section 57(k)(2) or 17(e)(2) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and the Participating Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser or any other adviser that is part of Medley Management pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser or such other adviser, as the case may be, at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata between the Company and the Participating Funds based on the amount they invest in such Co-Investment Transaction. None of the Participating Funds nor any affiliated person of the Company will receive additional compensation or remuneration of any kind (other than (a) in the case of the Company and the Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Adviser, investment advisory fees paid in accordance with the Funds' Agreements) as a result of or in connection with a Co-Investment Transaction.

14.   If the Holders own in the aggregate more than 25% of the outstanding Shares, then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary